Notario de Santiago Antonieta Mendoza Escalas

Certifico que el presente documento electrónico es copia fiel e íntegra de CONTRATO DE COMPRAVENTA DE ACCIONES otorgado el 19 de Agosto de 2021 reproducido en las siguientes páginas.

Notario de Santiago Antonieta Mendoza Escalas.-
San Sebastián 2750, pisos 1 y 2.-
Repertorio Nro: 4606 - 2021.-
Santiago, 20 de Agosto de 2021.-

123456845379
www.fojas.cl

Emito el presente documento con firma electrónica avanzada (ley No19.799, de 2002), conforme al procedimiento establecido por Auto Acordado de 13/10/2006 de la Excma. Corte Suprema.-
Certificado Nro 123456845379.- Verifique validez en
http://fojas.cl/d.php?cod=not71amendozae&ndoc=123456845379.- .-
CUR Nro: F091-123456845379.-

ANTONIETA ANA LEONOR MENDOZA ESCALAS

Digitally signed by ANTONIETA ANA LEONOR MENDOZA ESCALAS
Date: 2021.08.20 10:50:08 -04:00
Reason: Notario Titular
Location: Las Condes - Chile

NOTARÍA
ANTONIETA
MENDOZA ESCALAS

REPERTORIO N°4606/2021

Rli.

O.T.415356

CONTRATO DE COMPRAVENTA DE ACCIONES

A.B.

LEONEL POLGATTI GOYCOOLEA Y OTROS

Y

MINERA TERCERO SpA

<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<

En Santiago, República de Chile, a diecinueve de Agosto del año dos mil veintiuno, ante mí, **ANTONIETA MENDOZA ESCALAS**, Abogado, Notario Público Titular de la Décimo Sexta Notaría y Conservador de Minas de Santiago, con oficio en calle San Sebastián número dos mil setecientos cincuenta, comuna de Las Condes, comparece, **/UNO/ LEONEL POLGATTI GOYCOOLEA**, chileno, casado, agricultor, cédula de identidad número siete millones cinco mil ochocientos treinta y cinco guión nueve, domiciliado, para estos efectos, en calle Marchant Pereira número seiscientos cuarenta y cinco, comuna de Providencia, Región Metropolitana, quien comparece por sí y en representación, según se acreditará, de: (i) doña MARIA EUGENIA ARAYA ROJAS, chilena, soltera, profesora, cédula de identidad número seis millones seiscientos sesenta y cuatro mil ciento treinta y cuatro guión uno, domiciliada, para estos efectos, en calle Rómulo J. Peña número ciento setenta, departamento sesenta y cuatro guión B, comuna de Copiapó, Región de Atacama; (ii) doña MERCEDES SOLEDAD GODOY PESENTI, chilena, soltera, tecnólogo médico, cédula de identidad número siete millones novecientos noventa y ocho mil quinientos noventa y dos guión nueve, domiciliada, para estos efectos, en calle La Cruz número setecientos ochenta y uno, Villa La Pradera, comuna de Copiapó, Región de Atacama; (iii) don LUIS HERIBERTO

GODOY PESENTI, chileno, soltero, agricultor, cédula de identidad número siete millones novecientos cincuenta y ocho mil quinientos sesenta y cinco guión tres, domiciliado, para estos efectos, en calle Termas de Socos número seiscientos noventa, Villa La Pradera, comuna de Copiapó, Región de Atacama; (iv) don MIGUEL AURELIO FORTT ARAYA, chileno, soltero, ingeniero en minas, cédula de identidad número catorce millones ciento quince mil ochocientos ochenta y ocho guión cero, domiciliado, para estos efectos, en calle Pan de Azúcar número mil ocho, Villa Tierra Viva, comuna de Copiapó, Región de Atacama; (v) don FELIPE ANDRES FORTT ARAYA, chileno, soltero, ingeniero civil químico, cédula de identidad número diecisiete millones ciento diecisiete mil doscientos treinta guión seis, domiciliado, para estos efectos, en calle San Gabriel número tres mil doscientos cincuenta y seis, comuna de Las Condes, Región Metropolitana; (vi) doña MARIA EUGENIA FORTT ARAYA, chilena, soltera, administradora de empresas, cédula de identidad número quince millones treinta y dos mil seiscientos ochenta y ocho guión cinco, domiciliada, para estos efectos, en calle Laguna Santa Rosa número setecientos veintisiete, Villa La Colina, comuna de Copiapó, Región de Atacama; (vii) don RICARDO ALFONSO LATORRE ROJAS, chileno, casado, transportista, cédula de identidad número seis millones seiscientos cuarenta y siete mil ochocientos setenta y uno guión ocho, domiciliado, para estos efectos, en calle Villa El Jardín número doscientos ochenta, comuna de Copiapó, Región de Atacama; (viii) don ANDRES POLGATTI VALDES, chileno, casado, licenciado en arte, cédula de identidad número trece millones seiscientos ochenta y siete mil ochocientos cuarenta y dos guión cinco, domiciliado, para estos efectos, en Avenida Presidente Riesco número dos mil novecientos ochenta y ocho, departamento ciento cincuenta, comuna de Las Condes, Región Metropolitana; (ix) doña MARIA DEL ROSARIO VASQUEZ ARIAS, chilena, viuda, dueña de casa, cédula de identidad número cinco millones quinientos mil ochocientos dieciocho guión tres, domiciliada, para estos efectos, en calle Espoz número cuatro mil setecientos siete, departamento ciento sesenta y cuatro, comuna de Las Condes, Región Metropolitana; (x) doña

MARIA ESTER POLGATTI GOYCOOLEA, chilena, divorciada, educadora de párvulos, cédula de identidad número siete millones cinco mil ochocientos cuarenta y dos guión uno, domiciliada, para estos efectos, en calle Simón Bolívar número ocho mil ciento noventa y uno, comuna de La Reina, Región Metropolitana, y; (xi) doña MARIA JOSE POLGATTI GOYCOOLEA, chilena, casada en separación de bienes, dueña de casa, cédula de identidad número nueve millones cuatrocientos ochenta y siete mil novecientos setenta y tres guión seis, domiciliada, para estos efectos, en calle Doña Ingrid número doscientos setenta y nueve, Campomar, comuna de Quintero, Región de Valparaíso, en adelante todos conjuntamente como los "**Vendedores**"; y, por la otra parte y como compradora, **/DOS/** MINERA TERCERO SpA, sociedad por acciones constituida de acuerdo con las leyes de Chile, rol único tributario número setenta y siete millones cuatrocientos dieciocho mil novecientos noventa y cuatro guión siete, representada, según se acreditará, por don **PABLO MIR BALMACEDA**, chileno, casado, abogado, cédula de identidad seis millones trescientos setenta y cuatro mil novecientos ochenta y nueve guión tres, ambos domiciliados, para estos efectos, en Avenida Andrés Bello dos mil setecientos once, piso ocho, Las Condes, Santiago en adelante indistintamente denominada como el "**Comprador**" y conjuntamente con los Vendedores como las "**Partes**"; los comparecientes mayores de edad, quienes acreditan su identidad con las cédulas antes citadas y exponen que han convenido en el siguiente contrato de compraventa, en adelante el "**Contrato**" o el "**Contrato de Compraventa**". **PRIMERO: Antecedentes. Uno.Uno.** Sociedad Legal Minera California Una de la Sierra Peña Negra, en adelante indistintamente denominada como "**SLM California**" o la "**Sociedad**", rol único tributario número setenta y seis millones ciento ochenta y cinco mil ochocientos guión nueve, es una sociedad legal minera constituida y válidamente existente y vigente bajo las leyes de Chile, inscrita a fojas ciento veintidós vuelta, número noventa y nueve, del Registro de Descubrimientos, y en el folio doscientos ochenta y uno, número treinta y cinco, del libro número cincuenta y tres del Registro de Accionistas, ambas del

Conservador de Minas de Copiapó, correspondientes al año mil novecientos ochenta y tres. **Uno.Dos.** Minera Tercero SpA, rol único tributario número setenta y siete millones cuatrocientos dieciocho mil novecientos noventa y cuatro guión siete, es una sociedad por acciones, válidamente existente y vigente bajo las leyes de Chile. **Uno.Tres.** Compañía Minera Caserones, en adelante indistintamente denominada como "**CM Caserones**", rol único tributario número setenta y nueve millones ochocientos ochenta y tres mil novecientos diez guión uno, y SLM California, por escritura pública de fecha veintiséis de marzo del año dos mil nueve, otorgada en la Notaría de Santiago de don Camilo Valenzuela Riveros, repertorio número setecientos cincuenta y seis guión dos mil nueve, celebraron con SCM Minera Lumina Copper Chile, a dicha fecha denominada Minera Lumina Copper Chile S.A., en adelante indistintamente denominada como "**Lumina**", rol único tributario número noventa y nueva millones quinientos treinta y un mil novecientos sesenta guión ocho, un Contrato de Compraventa de Concesiones Mineras /en adelante indistintamente denominado como el "**Contrato de Compraventa de Concesiones Mineras Caserones**"/, en virtud del cual CM Caserones y SLM California vendieron a Lumina las propiedades mineras que se describen en dicho contrato, las que formaban parte del Proyecto Minero Caserones, todo de conformidad con las estipulaciones indicadas en dicho instrumento, el que las Partes declaran conocer y aceptar a cabalidad. El Contrato de Compraventa de Concesiones Mineras Caserones ha sido objeto de las siguientes modificaciones: (a) modificación mediante escritura privada de fecha veintinueve de agosto del año dos mil veinte, protocolizada en la Notaría de Santiago de doña María Patricia Donoso Gomien el treinta de octubre del año dos mil veinte bajo el repertorio número seiscientos noventa y tres del año dos mil veinte; y (b) modificación mediante escritura privada de fecha tres de septiembre del año dos mil dieciocho, protocolizada en la Notaría de Santiago de don Eduardo Avello Concha el tres de septiembre del año dos mil dieciocho bajo el repertorio número cuarenta y tres del año dos mil dieciocho. **Uno.Cuatro.** De acuerdo a lo

indicado en la letra D) de la Cláusula Cuarta del Contrato de Compraventa de Concesiones Mineras Caserones, Lumina una vez iniciada la producción comercial, en los términos que se indican en tal contrato, debe efectuar un pago de Precio Variable /en adelante indistintamente denominado como el "**PV**"/ según Bolsa de Metales de Londres a CM Caserones y a SLM California, basado en el Ingreso Neto de Fundición, conforme el mismo se define y se regula en el Contrato de Compraventa de Concesiones Mineras Caserones, en las proporciones, porcentajes y términos indicados en dicho contrato. Al respecto, conforme al Contrato de Compraventa de Concesiones Mineras Caserones, a CM Caserones le corresponde el treinta y dos coma cinco por ciento de los pagos del PV y a SLM California el sesenta y siete coma cinco por ciento de los pagos del PV. **Uno.Cinco.** Cada uno de los Accionistas Vendedores es dueño, según se indica en cada caso, de: a) doña María Eugenia Araya Rojas es la dueña exclusiva y titular, entre otras, de una acción de SLM California, inscrita a fojas doscientos ochenta y uno, número treinta y cinco, libro cincuenta y tres del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año mil novecientos ochenta y tres; b) doña Mercedes Soledad Godoy Pesenti es la dueña exclusiva y titular, entre otras, de dos acciones de SLM California, inscritas a fojas cien vuelta, número ciento veinticuatro del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil trece; c) don Luis Heriberto Godoy Pesenti es el dueño exclusivo y titular, entre otras, de dos acciones de SLM California, inscritas a fojas ciento uno vuelta, número ciento veinticinco del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil trece; d) don Miguel Aurelio Fortt Araya es el dueño exclusivo y titular de una acción de SLM California, inscrita a fojas trescientos cincuenta y ocho vuelta, número cuatrocientos cuarenta y seis del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil doce; e) don Felipe Andrés Fortt Araya es el dueño exclusivo y titular de una acción de SLM California, inscrita a fojas trescientos cincuenta y nueve vuelta, número cuatrocientos cuarenta y siete del

Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil doce; f) doña María Eugenia Fortt Araya es la dueña exclusiva y titular de una acción de SLM California, inscrita a fojas trescientos sesenta vuelta, número cuatrocientos cuarenta y ocho del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil doce; g) don Ricardo Alfonso Latorre Rojas es el dueño exclusivo y titular, entre otras, de una acción de SLM California, inscrita a fojas ciento cincuenta y dos vuelta, número ciento sesenta y uno del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil diecinueve. h) don Andrés Polgatti Valdés es el dueño exclusivo y titular, entre otras, de tres acciones de SLM California, inscritas a fojas cuatrocientos cuarenta y dos vuelta, número seiscientos noventa y cinco del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil once; i) doña María Del Rosario Vásquez Arias es la dueña exclusiva y titular, entre otras, de tres acciones de SLM California, inscritas a fojas doscientos ochenta y uno vuelta, número trescientos dieciocho del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil doce; j) doña María Ester Polgatti Goycoolea es la dueña exclusiva y titular, entre otras, de dos coma cinco acciones de SLM California, inscritas a fojas quinientos ocho vuelta, número setecientos noventa y ocho del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil once; k) doña María José Polgatti Goycoolea es la dueña exclusiva y titular, entre otras, de dos coma cinco acciones de SLM California, inscritas a fojas quinientos nueve vuelta, número setecientos noventa y nueve, del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil once; l) don Leonel Polgatti Goycoolea es el dueño exclusivo y titular, entre otras, de trece acciones de SLM California, inscritas a fojas setenta y tres, número quinientos cincuenta y ocho, libro noventa y nueve del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil cuatro. En adelante las treinta y tres acciones de SLM California antes señaladas en esta cláusula serán

indistintamente denominadas en conjunto como las "**Acciones en Venta**". **<u>SEGUNDO</u>: Compraventa de las Acciones en Venta**. Por el presente instrumento los Accionistas Vendedores venden, ceden y transfieren las Acciones en Venta al Comprador, el cual, debidamente representado, compra, adquiere y acepta para sí el total de las Acciones en Venta, en el precio y demás condiciones que se indican en esta escritura. **<u>TERCERO</u>: Precio.** El precio de la Compraventa de las Acciones en Venta asciende a la suma única y total de **cincuenta y dos millones trescientos treinta y nueve mil quinientos treinta y cuatro dólares de los Estados Unidos de América y ochenta y cuatro centavos de dólar,** que el Comprador paga en este acto a los Accionistas Vendedores, mediante cheque bancario emitido por el Banco Scotiabank con fecha diecinueve de agosto del año dos mil veintiuno, serie número dos cinco cinco dos nueve, pagadero a la orden de Leonel Polgatti Goycoolea, por la suma de cincuenta y dos millones trescientos treinta y nueve mil quinientos treinta y cuatro dólares de los Estados Unidos de América y noventa centavos de dólar, los que, debidamente representados, declaran recibir dicho pago a su entera satisfacción. El precio de las Acciones en Venta antes señalado se divide entre las Acciones en Venta de la siguiente manera: Uno. El precio de las trece acciones de SLM California que don Leonel Polgatti Goycoolea vende en este acto al Comprador es la suma única y total de veinte millones seiscientos dieciocho mil seiscientos cuatro dólares de los Estados Unidos de América y sesenta y tres centavos de dólar. Dos. El precio de la acción de SLM California que doña María Eugenia Araya Rojas vende en este acto al Comprador es la suma única y total de un millón quinientos ochenta y seis mil cuarenta y seis dólares de los Estados Unidos de América y cincuenta y un centavos de dólar. Tres. El precio de las dos acciones de SLM California que doña Mercedes Soledad Godoy Pesenti vende en este acto al Comprador es la suma única y total de tres millones ciento setenta y dos mil noventa y tres dólares de los Estados Unidos de América y dos centavos de dólar. Cuatro. El precio de las dos acciones de SLM California que don Luis Heriberto Godoy Pesenti vende en este

acto al Comprador es la suma única y total de tres millones ciento setenta y dos mil noventa y tres dólares de los Estados Unidos de América y dos centavos de dólar. Cinco. El precio de la acción de SLM California que don Miguel Aurelio Fortt Araya vende en este acto al Comprador es la suma única y total de un millón quinientos ochenta y seis mil cuarenta y seis dólares de los Estados Unidos de América y cincuenta y un centavos de dólar. Seis. El precio de la acción de SLM California que don Felipe Andrés Fortt Araya vende en este acto al Comprador es la suma única y total de un millón quinientos ochenta y seis mil cuarenta y seis dólares de los Estados Unidos de América y cincuenta y un centavos de dólar. Siete. El precio de la acción de SLM California que doña María Eugenia Fortt Araya vende en este acto al Comprador es la suma única y total de un millón quinientos ochenta y seis mil cuarenta y seis dólares de los Estados Unidos de América y cincuenta y un centavos de dólar. Ocho. El precio de la acción de SLM California que don Ricardo Alfonso Latorre Rojas vende en este acto al Comprador es la suma única y total de un millón quinientos ochenta y seis mil cuarenta y seis dólares de los Estados Unidos de América y cincuenta y un centavos de dólar. Nueve. El precio de las tres acciones de SLM California que don Andrés Polgatti Valdés vende en este acto al Comprador es la suma única y total de cuatro millones setecientos cincuenta y ocho mil ciento treinta y nueve dólares de los Estados Unidos de América y cincuenta y tres centavos de dólar. Diez. El precio de las tres acciones de SLM California que doña María Del Rosario Vásquez Arias vende en este acto al Comprador es la suma única y total de cuatro millones setecientos cincuenta y ocho mil ciento treinta y nueve dólares de los Estados Unidos de América y cincuenta y tres centavos de dólar. Once. El precio de las dos coma cinco acciones de SLM California de las que doña María Ester Polgatti Goycoolea vende en este acto al Comprador es la suma única y total de tres millones novecientos sesenta y cinco mil ciento dieciséis dólares de los Estados Unidos de América y veintiocho centavos de dólar. Doce. El precio de las dos coma cinco acciones de SLM California doña María José Polgatti Goycoolea vende en este acto al Comprador es la suma única y total de tres

millones novecientos sesenta y cinco mil ciento dieciséis dólares de los Estados Unidos de América y veintiocho centavos de dólar. **CUARTO: Entrega de Títulos.** Los Vendedores hacen entrega en este acto al Comprador, para quien su representante declara recibir a su entera satisfacción, los títulos en el cual constan las Acciones en Venta adquiridos por el Comprador en este acto. **QUINTO: Declaraciones de las Partes. A.** Respecto de cada uno de los Vendedores: (i) Cada uno de los Accionistas Vendedores declara únicamente en relación con las acciones que cada uno vende en este acto: a) que son dueños exclusivos de las Acciones en Venta según se indica respecto de cada uno en la sección Uno.Cinco de la cláusula primera; b) que las acciones que cada uno vende en este acto a esta fecha se encuentran libres de todo gravamen, interdicción, prohibición, embargo o litigio, con la única excepción de los pactos de accionistas que el Comprador pueda acordar con esta fecha con accionistas de SLM California; y c) que tienen la capacidad de vender las acciones que cada uno vende en este acto y para celebrar el presente contrato y que no requieren de ninguna autorización de terceros para tales efectos. (ii) Cada uno de los Accionistas Vendedores declara únicamente en relación con las acciones que cada uno vende en este acto: a) que SLM California es una sociedad debidamente constituida y válidamente existente de acuerdo con las leyes de la República de Chile y que la misma tiene todos los poderes corporativos necesarios para llevar a cabo sus negocios tal y como los lleva a cabo en la actualidad; b) que los libros de contabilidad de SLM California son exactos y completos; c) que han entregado al Comprador copia íntegra y fiel de todos los contratos relevantes y vigentes que haya celebrado SLM California así como de cualquier comunicación relevante proveniente de Lumina y/o de CM Caserones en relación al PV; d) que SLM California ha presentado debidamente todas las declaraciones de impuestos que debía presentar de acuerdo con la legislación aplicable, y que SLM California ha pagado íntegramente todas sus obligaciones tributarias, no teniendo a la fecha ninguna obligación tributaria pendiente; e) que SLM California no es actualmente parte en ningún juicio o litigio pendiente, y; (f)

que SLM California no tiene conocimiento de la existencia de procedimientos ni fundamento alguno para su disolución o liquidación, declaración de su quiebra o insolvencia, o que dé lugar a un procedimiento de reorganización. (iii) Cada uno de los Vendedores declara que ni la ejecución ni la celebración ni el cumplimiento de este Contrato: a) infringe cualquier ley aplicable; o b) otorga a cualquier autoridad gubernamental u a otra persona el derecho a impugnar, revocar o suspender cualquiera de las transacciones contempladas en el presente documento. **B.** El Comprador realiza las siguientes declaraciones: (i) Que es una sociedad válidamente constituida y actualmente vigente bajo las leyes de la República de Chile y que su representante compareciente en este acto tiene todo el poder y toda la autoridad corporativa necesaria para ejecutar y celebrar válidamente el presente Contrato; (ii) Que ni la ejecución ni la celebración ni el cumplimiento de este Contrato: a) infringe cualquier ley aplicable; o b) otorga a cualquier autoridad gubernamental u a otra persona el derecho a impugnar, revocar o suspender cualquiera de las transacciones contempladas en el presente documento; y (iii) Que el documento con el que se efectúa el pago del precio de este Contrato, señalado en la Cláusula Tercera del presente instrumento, ha sido válidamente emitido y podrá ser debidamente cobrado por el Mandatario a que hace referencia la cláusula séptima de este instrumento. **SEXTO: Declaraciones Relativas al Contrato de Compraventa de Concesiones Mineras Caserones y la Sociedad.** Los Vendedores declaran que, a su mejor entender y conocimiento: (i) El Contrato de Compraventa de Concesiones Mineras Caserones es un contrato valido y vigente y que a esta fecha no está en negociación y que ninguna de sus partes ha repudiado ninguna sección de dicho contrato. (ii) El Contrato de Compraventa de Concesiones Mineras Caserones no ha sido objeto de modificaciones distintas a las que se indican en la Cláusula Primera, sección Uno.Tres del presente instrumento. (iii) Los Vendedores no tienen conocimiento de ninguna contingencia, circunstancia, hecho, evento o litigio que afecte o pueda afectar el Contrato de Compraventa de Concesiones Mineras Caserones y los derechos de SLM California respecto del

mismo. (iv) Que fuera del derecho a percibir el PV, la Sociedad no tiene otros derechos o activos relevantes ni es parte o participa en otros negocios o actividades. (v) Que a esta fecha CM Caserones ha realizado íntegramente los pagos correspondientes al PV y que no existen pagos, devengados, pendientes. (vi) Que la Sociedad ha distribuido como dividendo a sus socios la totalidad de los fondos correspondientes a los pagos de PV percibidos hasta esta fecha, con excepción de los fondos que se han mantenido en la Sociedad para financiar su operación. Las Partes dejan constancia que ha sido un elemento esencial para el consentimiento de cada una de ellas a la celebración del presente instrumento las respectivas declaraciones realizadas en esta cláusula como en la cláusula anterior tanto por los Vendedores como por el Comprador. Las Partes dejan constancia que las declaraciones de los Vendedores han sido efectuadas por cada uno de ellos según corresponda únicamente en relación con aquellas Acciones en Venta que cada uno vende o cede en este acto y, por ende, los Vendedores no aceptan ni hay ninguna responsabilidad solidaria ni conjunta entre los Vendedores respecto a las declaraciones efectuadas en este documento. Adicionalmente, las Partes dejan constancia que los Vendedores serán responsables de todos los perjuicios que el Comprador pudiere sufrir a consecuencia de la falsedad o inexactitud de las declaraciones por ellos realizadas tanto en esta cláusula Sexta como en la cláusula Quinta anterior. **SÉPTIMO: Representante de los Vendedores.** Los Vendedores confieren poder especial e irrevocable a don **LEONEL POLGATTI GOYCOOLEA** /en adelante indistintamente el "**Mandatario**"/, antes individualizado, para que, actuando individualmente, los represente en todas las materias relacionadas con este Contrato, así como en todo lo concerniente al cumplimiento y ejecución de las obligaciones que tengan actualmente o tuvieren en el futuro los Vendedores para con el Comprador, como respecto de las exigencias, trámites y requisitos que trae aparejada la venta objeto de este Contrato. Para estos efectos, el Mandatario actuando en la forma indicada, estará facultados para asumir la representación de todos los Vendedores, con las más amplias facultades,

pudiendo para ello suscribir todos los documentos e instrumentos ya sean públicos o privados que resulten necesarios. De igual manera las notificaciones o avisos entregados por carta certificada y correo electrónico al Mandatario, se entenderán hechas a todos los Vendedores y/o a sus sucesores en los derechos y obligaciones que para ellos emanen del presente Contrato, a cualquier título, salvo respecto de la notificación de nuevas demandas a los Vendedores. Asimismo, todas las comunicaciones, notificaciones, avisos o ejercicio de derechos por parte de los Vendedores y/o sus sucesores en los derechos y obligaciones que para ellos emanen del presente Contrato, podrán ser efectuadas por el Mandatario. El poder aquí conferido comprende tanto las facultades ordinarias del mandato judicial como las extraordinarias del inciso segundo del artículo séptimo del Código de Procedimiento Civil, las que se dan por expresamente reproducidas una a una, con la sola limitación de no poder contestar demandas ni ser emplazado el Mandatario en gestión judicial alguna sin previa notificación personal de los correspondientes mandantes. Se deja expresa constancia que el presente mandato cede en beneficio de todos los comparecientes en este Contrato, razón por la cual es irrevocable y no se extinguirá por la muerte del mandante, conforme al artículo dos mil ciento sesenta y nueve del Código Civil. **OCTAVO: Arbitraje**. Cualquier dificultad o controversia que se produzca entre las Partes respecto de la aplicación, interpretación, duración, validez o ejecución de este Contrato o por cualquier otro motivo, será sometida a arbitraje, conforme al Reglamento Procesal de Arbitraje del Centro de Arbitraje y Mediación de Santiago vigente al momento de solicitarlo. En caso de conflicto entre tales reglas y este Contrato prevalecerán las disposiciones de este último. El pertinente arbitraje se realizará en la ciudad de Santiago y será en idioma español. _Las Partes confieren poder especial irrevocable a la Cámara de Comercio de Santiago A.G., para que, a petición escrita de cualquiera de ellas, designe a un árbitro, arbitrador en cuanto al procedimiento y de derecho en cuanto al fallo, de entre los integrantes del cuerpo arbitral del Centro de Arbitraje y Mediación de Santiago, el que deberá ser

imparcial y no tener relación alguna con las Partes. _El árbitro queda especialmente facultado para resolver todo asunto relacionado con su competencia y/o jurisdicción. **NOVENO: Publicaciones.** Las partes acuerdan que podrán emitir noticias de prensa que contengan información relacionada a la celebración de este Contrato. Para tal efecto, la Parte interesada deberá enviar el texto del correspondiente comunicado de prensa a la otra Parte para su aprobación. Dicha aprobación deberá ser otorgada dentro del plazo máximo de 48 horas contadas desde la recepción del comunicado de prensa y no podrá ser denegada sin razón fundamentada. **DÉCIMO: Nulidad Parcial**. Si cualquier cláusula o disposición de este Contrato fuera nula, dicha situación no afectará la validez de las demás cláusulas o disposiciones de este Contrato de Compraventa, las que permanecerán plenamente aplicables a las Partes. **DÉCIMO PRIMERO: Legislación Aplicable.** El otorgamiento, la interpretación, la aplicación y el cumplimiento de este Contrato de Compraventa serán regidos por ley chilena. **DÉCIMO SEGUNDO: Disposiciones Generales.** _**A. Documentos Adicionales.** En caso de ser necesario conforme a la ley o a solicitud de los conservadores respectivos, las Partes otorgarán los documentos o instrumentos que sean necesarios para materializar y concretar los acuerdos alcanzados en este acto, así como el propósito del presente Contrato. **B. No Asociación.** Nada de lo estipulado en el presente Contrato se interpretará que crea, expresa o implícitamente, ninguna clase de sociedad, empresa o asociación entre las Partes. **C. Renuncia.** Ninguna renuncia a ninguna de las disposiciones o derechos de este Contrato constituirá una renuncia a cualquier otra disposición o derecho del mismo. Ninguna renuncia será vinculante a menos que sea ejecutada de manera expresa y por escrito por la parte que la efectúa. El no ejercicio o el retraso en el ejercicio de cualquier derecho contemplado en este documento no implicará su renuncia. El ejercicio parcial de cualquier derecho no impedirá a una parte el ejercicio posterior íntegro de ese derecho si correspondiere conforme a este Contrato. **D. Avisos y Notificaciones.** Cualquier aviso o notificación relativo al presente Contrato entre uno o más de los

NOTARIA Y CONSERVADOR DE MINAS DE SANTIAGO
SAN SEBASTIAN 2750, PISOS 1 Y 2 * LAS CONDES * SANTIAGO * CHILE * TELÉFONO: 335 55 11 * FAX : 335 66 11
E MAIL notaria@notariamendoza.cl -- www.notariamendoza.cl

Vendedores y el Comprador, deberá ser efectuado por escrito y se entenderá debidamente entregado si se entrega o envía por mano, por correo electrónico o por correo certificado a la parte pertinente de la siguiente manera, salvo que en el texto de este Contrato o en la ley se establezca expresamente otra cosa: _Si se envía a uno o más de los Vendedores, se debe enviar a: Dirección: Calle Marchant Pereira número seiscientos cuarenta y cinco, comuna de Providencia, Región Metropolitana Atención: Leonel Polgatti Goycoolea Correo electrónico: lpolgatti@vtr.net; y Si se envía al Comprador se debe enviar a: Dirección: catorce Station Road, Didcot Oxfordshire OX uno uno sieteLL United KingdomAtención: Steven Poulton Correo electrónico: s.j.poulton@altus-strategies.com Con copia a : Dirección: uno cero cero cero uno W. Titan Rd Littleton, CO ocho cero uno dos cinco, USA Atención: Thomas Mair Correo electrónico: tmair@emxroyalty.com _o a cualquier otra dirección, correo electrónico o atención que haya indicado previamente la parte correspondiente a la otra parte mediante correo certificado. Salvo que en el texto de este Contrato o en la ley se establezca expresamente otra cosa, cualquier notificación, comunicación, información o aviso efectuado conforme a esta cláusula se considerará recibido y dado: (i) en el caso de entrega por mano, en la entrega a una persona mayor de edad en la dirección correspondiente, según lo indicado más arriba; (ii) si se envia por carta, en la fecha en que se certifique su entrega por un notario o por Correos de Chile o la institución que lo reemplace en el futuro; y (iii) si se envía por correo electrónico, al recibir un recibo de entrega automatizado o confirmación del servidor pertinente. **E. Cesión.** El presente Contrato no podrá ser cedido, ni en todo ni en parte, sin el consentimiento previo y por escrito de todas las Partes. **F. Modificaciones.** El presente Contrato no podrá ser modificado ni dejado sin efecto, total o parcialmente, sino por el acuerdo expreso y por escrito firmado por los Vendedores y por el Comprador, o de sus respectivos sucesores o cesionarios. **G. Gastos.** Los gastos que se ocasionaren con motivo del otorgamiento del presente Contrato, como asimismo aquellos correspondientes a su inscripción, serán de cargo exclusivo del

Comprador. **DÉCIMO TERCERO**: **Facultad al Portador**. Se faculta al portador de copia autorizada de la presente escritura para requerir las inscripciones y anotaciones que procedan en los registros pertinentes, pudiendo firmar minutas si fuese necesario. **DÉCIMO CUARTO**: **Poderes** Las Partes confieren un mandato, tan amplio como en derecho se requiera, a don Iván Francisco Bertrand-Galindo Arriagada, cédula de identidad número catorce millones ciento veintidós mil setecientos noventa y seis guión tres, para que actuando en conjunto con don Pablo Mir Balmaceda puedan otorgar y suscribir cualquier escritura pública, minuta u otro documento que tenga por exclusivo objeto el complementar, adicionar, corregir o aclarar la presente escritura y/o lograr su inscripción en los correspondientes registros de los conservadores competentes, pudiendo suscribir toda clase de solicitudes, declaraciones, minutas, instrumentos públicos y/o privados necesarios al efecto. **Personerías:** La personería de don **Leonel Polgatti Goycoolea** para representar a doña **María Eugenia Araya Rojas**, doña **Mercedes Soledad Godoy Pesenti**, don **Luis Heriberto Godoy Pesenti**, don **Miguel Aurelio Fortt Araya**, don **Felipe Andres Fortt Araya**, doña **María Eugenia Fortt Araya**, don **Ricardo Alfonso Latorre Rojas** consta en escritura pública de fecha dieciséis de Agosto de dos mil veintiuno, otorgada en la Notaría de Copiapó de don Francisco Nehme. La personería de don **Leonel Polgatti Goycoolea** para representar a don **Andrés Polgatti Valdés**, doña **María Del Rosario Vásquez Arias**, doña **María Ester Polgatti Goycoolea**, doña **María José Polgatti Goycoolea** consta en escritura pública de fecha trece de agosto del año dos mil veintiuno, otorgada en la Notaría de don Juan Ricardo San Martín Urrejola. La personería de **Pablo Mir Balmaceda** para representar a **Minera Tercero SpA** consta en escritura pública de fecha veintisiete de Julio de dos mil veintiuno, otorgada en la Notaria de Santiago de doña Antonieta Mendoza Escala. Las personerías antes señaladas no se insertan por ser conocidas de las Partes y del Notario que autoriza. Minuta redactada por el abogado

don Alonso Calderón. En comprobante y previa lectura, firman los comparecientes el presente instrumento. Se da copia. Doy Fe.-

LEONEL POLGATTI GOYCOOLEA

Por sí y p.p. MARÍA EUGENIA ARAYA ROJAS

MERCEDES SOLEDAD GODOY PESENTI

LUIS HERIBERTO GODOY PESENTI

MIGUEL AURELIO FORTT ARAYA

FELIPE ANDRES FORTT ARAYA

MARÍA EUGENIA FORTT ARAYA

RICARDO ALFONSO LATORRE ROJAS

ANDRÉS POLGATTI VALDÉS

MARÍA DEL ROSARIO VÁSQUEZ ARIAS

MARÍA ESTER POLGATTI GOYCOOLEA

MARÍA JOSÉ POLGATTI GOYCOOLEA

PABLO MIR BALMACEDA

p.p.MINERA TERCERO SPA

ANTONIETA MENDOZA ESCALAS * NOTARIO PUBLICO * 16ª NOTARIA DE SANTIAGO

Nº COPIAS : 10

DERECHOS : $67.000

OT: 415356

A.B

Rep. 4606/2021


CÉDULA DE IDENTIDAD

REPÚBLICA DE CHILE
SERVICIO DE REGISTRO CIVIL E IDENTIFICACIÓN

APELLIDOS
POLGATTI
GOYCOOLEA
NOMBRES
LEONEL HUMBERTO
NACIONALIDAD
CHILENA
SEXO
M
FECHA DE NACIMIENTO
08 SEPT 1963
NÚMERO DOCUMENTO
101.393.862
FECHA DE EMISIÓN
25 FEB 2014
FECHA DE VENCIMIENTO
08 SEPT 2023
FIRMA DEL TITULAR

RUN 7.005.835-9


Nació en: RECOLETA, SANTIAGO
Profesión: No Informada

INCHL1013938625S15<<<<<<<<<<<<
6309082M2309084CHL7005835<9<<5
POLGATTI<GOYCOOLEA<<LEONEL<HUM